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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20851

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/01_____ AND ENDING _____12/31/01_____
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Yamner & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Market Street
                                      (No. and Street)

Saddlebrook	NJ	07663
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Goldman   201-587-2424
                                                              (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Glicklin, CPA
                                  (Name — if individual, state last, first, middle name)

1600 Front Street	East Meadow,	NY	11554
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 6 2002

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Steven Goldman__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Yamner & Co., Inc.__ _____, as of __December 31__ _____, __2001__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
__President__
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition~~ Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARTHUR GLICKLIN
CERTIFIED PUBLIC ACCOUNTANT

1600 FRONT STREET
EAST MEADOW, NY 11554

Tel. (516) 486-7850
Fax (516) 486-7911

Independent Auditor's Report

To the Board of Directors
Yamner & Co., Inc.

I have audited the accompanying statement of financial condition of Yamner & Co., Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yamner & Co., Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. This information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Glicklin, CPA
February 25, 2002



Yamner & Co., Inc.
Statement of Financial Condition
As of December 31, 2001

Exhibit A

Assets

Current Assets

Cash	$153,370.35	
Accounts Receivable-Clearance Account	7,551.90	
·Other	19,065.87	
Prepaid Expenses	26,326.75	
Loan to Shareholder	50,000.00	
Total Current Assets		$256,314.87

Fixed Assets

Fixed Assets at Cost ·	
Net of Accumulated Depreciation	63,735.35

Other Assets

Deposits As Security (Rent)	7,928.75
Total Assets	$327,978.97

Liabilities and Stockholder's Equity

Current Liabilities

Accrued Expenses and Taxes Payable Etc.	$124,329.65
(Schedule A·1)	

Other Liabilities

Subordinated Loans Payable(Note 2)	70,000.00
Total Liabilities	$194,329.65

Stockholder's Equity

Capital Stock Issued	$7,999.75	
Additional Paid In Capital	164,000.25	
Retained Earnings Per Exhibit C	393,460.60	
Total	565,460.60	
Less: Cost of Treasury Stock	(431,811.28)	
Total Stockholder's Equity		$133,649.32
Total Liabilities & Stockholder's Equity		$327,978.97

The accompanying notes to financial statements are an integral part of this report.

Yamner & Co., Inc.
Accrued Expenses and Taxes Payable Etc.
As of December 31, 2001

Accrued Accounts Payable	$124,004.65
Corporation Income & Franchise Taxes Payable	325.00
Total	$124,329.65

The accompanying notes to financial statements are an integral part of this report.

Revenues
Commissions	$1,584,857.67
Interest Earned on Customers' Securities Accounts	182,906.93
Interest	8,805.27
Other Income	335,546.39
Total Revenues	$2,112,116.26

Expenses
Commissions, Employees' Compensation & Benefits (Schedule B-1)	$899,279.20	
Selling, General & Administrative Expenses (Schedule B-2)	1,018,744.68	
Regulatory Expenses (Schedule B-3)	11,747.50	
Total Expenses		1,929,771.38
Net Income Before Federal Income Taxes		$182,344.88
Less: Provision For Federal Income Taxes		0.00
Net Income (Note 7)		$182,344.88

The accompanying notes to financial statements are an integral part of this report.

Yamner & Co., Inc.
Commissions, Employees Compensation & Benefits
For The Calendar Year 2001

Officer's Salary & Commissions	$180,500.00
Other Salaries & Bonuses	537,525.26
Commissions	81,177.51
Employees' Pension Fund (Note 3)	0.00
Employees' Group Insurance & Medical Expenses	42,064.15
Payroll Taxes	58,012.28
Total	$899,279.20

The accompanying notes to financial statements are an integral part of this report.

Yamner & Co., Inc.
Selling, General & Administrative Expenses
For the Calendar Year 2001

Equipment Rentals, Quotes etc.	$130,401.15
Office Supplies & Expenses etc.	85,674.05
Telephone & Utilities	30,202.33
Interest	6,039.95
Rent (Note4)	117,293.50
Travel, Entertainment & Business Promotion	34,541.19
State Income & Franchise Taxes	3,006.00
Professional Fees	2,689.00
Exchange Fees & Clearing Expenses	9,188.24
Depreciation Of Fixed Assets	35,535.00
Automobile Leases & Expenses	18,118.60
Error Expense	5,412.82
Insurance (Note 5)	5,202.54
Bad Debts (Note 6)	440.31
Consulting Fees	535,000.00
Total	$1,018,744.68

The accompanying notes to financial statements are an integral part of this report.

Accounting & Auditing	$7,900.00
N A S D Expenses , Licenses & Filing Fees Etc.	3,847.50
Total	$11,747.50

Yamner & Co., Inc.
Statement of Retained Earnings
For the Calendar Year 2001   Exhibit C

Balance · Beginning of Year	$465,028.04
Add: Net Income Per Exhibit B	182,344.88
	$647,372.92
Less: Distributions to Shareholder	(253,912.32)
Balance - End of Year	$393,460.60

Statement of Changes in Stockholder's Equity
For the Calendar Year 2001   Exhibit D

Balance · Beginning of Year	$105,216.76
Add: Net Income Per Exhibit B	182,344.88
Additional Paid in Capital	100,000.00
	$387,561.64
Less: Distributions to Shareholder	(253,912.32)
Balance - End of Year	$133,649.32

Statement of Changes in Subordinated Liabilities
For the Calendar Year 2001   Exhibit E

Balance · Beginning of Year	$70,000.00
Balance - End of Year	$70,000.00

The accompanying notes to financial statements are an integral part of this report.

Yamner & Co., Inc.
Statement of Cash Flows
For the Calendar Year 2001

Exhibit F

<u>Cash Flows From Operating Activities</u>
Net Income Per Exhibit B $182,344.88

<u>Adjustments to Reconcile Net Income to Net Cash</u>
<u>Provided by Operating Activities</u>
Depreciation $35,535.00
Decrease in Accounts Receivable   73,344.56
Increase in Prepaid Expenses Etc.   (17,175.75)
Decrease in Accrued Expenses & Taxes Payable Etc.   (329,253.23)

<u>Total Adjustments</u>   <u>(237,549.42)</u>

<u>Net Cash Provided By Operating Activities</u>   ($55,204.54)

<u>Cash Flows From Financing Activities</u>
Loan to Shareholder   ($50,000.00)
Increase in Additional Paid In Capital   100,000.00
Distributions to Shareholder   <u>(253,912.32)</u>
Net Cash used in Financing Activities   <u>(203,912.32)</u>
<u>Decrease in Cash</u>   (259,116.86)

<u>Cash at Beginning of Year</u>   <u>412,487.21</u>

<u>Cash at End of Year</u>   <u>$153,370.35</u>

<u>Supplemental Disclosure of Cash Flow Information:</u>
State Income Tax Payments $56,807.00
Interest Payments $6,039.95

The accompanying notes to financial statements are an integral part of this report.

Yamner & Co., Inc.
Computation of Net Capital
As of December 31, 2001

Schedule 1

Total Stockholder's Equity · Exhibit A		$133,649.32
Add: Subordinated Loans Payable · Exhibit A		70,000.00
Total Stockholder's Equity & Subordinated Loans Payable		$203,649.32
Less: Non Allowable Assets Included in Exhibit A		
Prepaid Expenses and Security Deposits Etc.	($84,255.50)	
Fixed Assets	(63,735.35)	
Total Non Allowable Assets		(147,990.85)
Net Capital Before Haircuts on Securities Positions		$55,658.47
Less: Haircuts on Money Market Funds		(3,479.00)
Net Capital		$52,179.47

The accompanying notes to financial statements are an integral part of this report.

Yamner & Co., Inc.
Computation of Aggregate Indebtedness & Percentage of
Aggregate Indebtedness to Net Capital   Schedule 1·a
As of December 31, 2001

Aggregate Indebtedness Liabilities
Accrued Expenses & Taxes Payable (Exhibit A) $124,329.65

Total Aggregate Indebtedness $124,329.65

Percentage of Aggregate Indebtedness to Net Capital   238.00

The accompanying notes to financial statements are an integral part of this report.

Yamner & Co., Inc.
Computation for Determination of Reserve Requirements Pursuant to Rule 15C3-3
As of December 31, 2001   Schedule 2

Not Applicable*

Information Relating to the Possession or Control Requirements Pursuant to Rule 15C3-3
As of December 31, 2001   Schedule 3

Not Applicable*

*The above Schedules numbered 2 and 3 are not applicable since the Corporation claims
an exemption from Rule 15C3-3 on the grounds that all customer transactions are
cleared through Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation.

The accompanying notes to financial statements are an integral part of this report.

Net Capital Per Schedule 1	$52,179.47
Net Capital Per Form X17A-5 Unaudited Focus Report	110,092.00
Difference - Decrease	($57,912.53)

The Above Difference is Reconciled as Follows:
Net Increases in Accounts Receivable, Accrued Expenses and Taxes etc. Based on Audit

Note 1 - Date of Incorporation and Nature of Firm's Business

The corporation was incorporated in New York State on June 1, 1976. Its offices were moved to 299 Market Street, Saddlebrook, New Jersey on November 1, 2000, where it conducts a retail stock brokerage business.

The company is a broker-dealer registered with The Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

All customer transactions are cleared through Pershing Division of Donaldson, Lufkin & Jenrette Securities Corp. on a fully disclosed basis.

Mr. I. Bernard Yamner was the sole shareholder of this corporation from its inception until January 2, 2000.

On January 2, 2000 the corporation redeemed 50% of the shares held by Mr. Yamner for the total amount of $431,811.28. The remaining 50% of Mr. Yamner's shares were sold to Mr. Steven Goldman. Mr. Goldman then became the sole shareholder and chief executive officer of Yamner & Co., Inc.

Note 2 – Subordinated Loans Payable

On December 31, 2001 the following Subordinated Loans Payable were owed by Yamner & Co. Inc.
1. Steven P. Goldman $20,000
   This Loan has a scheduled maturity date of May 9, 2004
2. I. Bernard Yamner $50,000
   This loan has a scheduled maturity date of Jan 3, 2003
Both of these loans have been filed with the NASD.

Note 3 - Employee Pension Fund

The corporation adopted a Pension Fund for the benefit of its employees during the month of December 1981.

Said Fund was discontinued for the calendar year 2001 and the corporation replaced it with a 401(K) Plan for the benefit of its employees. However, no contributions have been made to this plan by Yamner & Co. Inc. for the calendar year 2001.

Note 4 - Rent

Beginning November 1, 2000, the corporation rents offices at 299 Market Street, Saddle Brook, New Jersey, for the term of five years, ending 8/31/2005. Rental for said premises is included in total rent expense on Exhibit B.

Note 5 - Insurance

As a member of the NASD, the corporation obtained a Securities Dealer Blanket Bond from the National Union Fire Insurance Company of Pittsburgh, PA, effective February 3, 1983. The policy has been renewed for the year November 1, 2001-2002. Said policy has a limit of liability amounting to $300,000.00 and it is subject to a loss deductible of $10,000.00.

The total premium applicable to the year 2000 is reflected in Insurance Expense on Exhibit B.

The corporation is a member of the Securities Investors Protection Corporation. Assessments paid to said corporation are included in Insurance Expenses on Exhibit B.

Note 6- Bad Debts

The amounts listed herein result from chargebacks for uncollectible accounts from Pershing Division of Donaldson, Lufkin & Jenrette, the corporation that clears all accounts for Yamner & Co., Inc.

Note 7- Net Income

The Corporation elected to be treated as a Small Business Corporation for Federal and State Income Taxes effective with the tax year beginning January 1, 2000. Accordingly, no provision is made herein for Federal Income Taxes, although appropriate State Income and Franchise Taxes are included in Schedule B.

ARTHUR GLICKLIN
CERTIFIED PUBLIC ACCOUNTANT

1600 FRONT STREET
EAST MEADOW, NY 11554

Tel. (516) 486-7850
Fax (516) 486-7911

To the Board of Directors
Yamner & Co., Inc.

I have examined the financial statements of Yamner & Co., Inc. for the period ended December 31, 2001 and have issued my report thereon dated February 25, 2002. As part of my examination, I made a study and evaluation of the system of internal control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and practices and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11). Since the corporation claims exemption from compliance with Rule 15c3-3, I satisfied myself that all transactions were cleared through Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation and no information came to my attention that the corporation did not comply with this requirement. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal auditing control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.



The CPA. Never Underestimate The Value.™

ARTHUR GLICKLIN
CERTIFIED PUBLIC ACCOUNTANT

1600 FRONT STREET
EAST MEADOW, NY 11554

Tel. (516) 486-7850
Fax (516) 486-7911

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements.

Further, projection of any evaluation of internal accounting control for future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ended December 31, 2001 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weaknesses that I believe to be material.

East Meadow, New York
February 25, 2002

Arthur Glicklin, CPA

